FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated January 4, 2011

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company	COSAN LIMITED BDR Issuer CNPJ/MF nº 08.887.330/0001-52

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3; “Cosan”) and COSAN LIMITED (BM&FBOVESPA: CZLT11; NYSE: CZZ; “Cosan Limited”) announce that unconditional merger clearance from the European Union has been received to form the proposed Joint Venture in Brazil. The two companies will now focus on securing conditions precedent to be met or waived, and detailed integration work before launching the joint venture, expected for the first half of 2011, as announced in press release of August 25, 2010. The Joint Venture is under analysis by the Brazilian Competition Authority (CADE), which has no suspensory effect over the start of the integration.

São Paulo, January 4th, 2011

Marcelo Eduardo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	January 4, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer